

March 29, 2012

Leonard R. Stein
Senior Vice President, General Counsel
Splunk Inc.
250 Brannan Street
San Francisco, CA 94107

> **Re: Splunk Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 15, 2012**
> **File No. 333-178988**

Dear Mr. Stein:

We have reviewed your amended registration statement and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated March 9, 2012.

Inside Front Cover Page

1.   Please revise your inside cover graphics to remove the charts presenting customer growth and revenues and net losses, as the presentation is not balanced and it is not a depiction of your products and services. In addition, the text in the gatefold should be concise. You should therefore further revise the gatefold to remove the text appearing under the caption "Business Insights" and the following three captions, as the additional presentation does not appear necessary to convey your intended concepts.

Risk Factors

We are subject to government export and import controls…, page 18

2.   Refer to the third sentence of the second paragraph. Please disclose, in accordance with your response to prior comment 2, that you cannot state with certainty that violations occurred because OFAC and BIS are responsible for determining whether violations occurred.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 64

3.   We note your revised disclosure with respect to the March and April 2011, June and July 2011, and February 2012 valuations which indicate that the board of directors considered recent secondary market transactions but did not assign any weight to such transactions in arriving at the respective period's common stock valuation. Please explain to us, in greater detail, your basis for essentially ignoring recent transactions in arriving at the common stock fair value estimate and provide us with your basis under US GAAP for determining that these transactions should be ignored. Tell us what consideration you gave to the guidance in ASC 820-10-35-51(E) and (F) when evaluating whether these transactions were considered orderly and when determining that no weighting should be assigned to the recent transaction prices.

4.   In your March 21, 2012 letter you appear to attribute a significant amount of the difference between your February 2012 common stock valuation and the mid-point of the preliminary price range to differences between your valuation methods and those used by the underwriters in establishing a preliminary price range. Given the significance of the increase in such a short period of time please provide us with, and revise future filings, to provide a more robust discussion of the reasons for the increase in the fair value of your common stock. This disclosure should address any changes to your underlying business or company specific factors that resulted in the increase in the fair value of your common stock rather than focusing on differences in valuation methods. To the extent necessary to allow readers to fully understand the increase, you should consider quantifying how each factor impacted the increase in the fair value.

5.   Your March 21, 2012 letter indicates that the underwriters used high growth software companies when determining your preliminary price range. Please explain to us how you concluded that the comparables used in your prior valuations were appropriate given that your underwriters used different comparables.

Business

Industry Background, page 75

6.   We note your response to prior comment 9. Disclose, if true, that the estimated growth in volume of digital information that you cite in the first sentence of the second paragraph on page 75 may not be indicative of the growth in machine data, which is your primary market and only one of the three types of data included in the estimated growth figure. In addition, if you are market data is available regarding the estimated growth of machine data, tell us what consideration you gave to including this data in your filing.

Executive Compensation

Peer Group Data, page 104

7.   In light of your revisions in response to prior comment 12, please quantify the "middle range" that you mention in the last sentence and disclose where payments under each element of compensation actually fell within the targeted range for each executive rather than indicating that the compensation was "within the middle range."

Mr. Kapur, page 111

8.   Please clarify your added disclosure in response to prior comment 15 to indicate how the target bonus multiple changes based on the percentage of bookings target achieved. Consider including a table in the form used to disclose Mr. Schodorf's percentage targets and commission payment multiples on page 110.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc: Via E-mail
        Jeffrey D. Saper
        Wilson Sonsini Goodrich & Rosati, P.C.